~~BRITISH AMERICAN~~ TOBACCO

www.bat.com

news release

BAT Industries

9 December 2004

NON EXECUTIVE APPOINTMENT

British American Tobacco announces that Mr. Robert Lerwill is joining the Board as a Non-Executive Director with effect from 1 January 2005.

Robert Lerwill, who is 52, is an economics graduate and a chartered accountant who was for 10 years the Group Finance Director of WPP Group plc. He then joined Cable & Wireless plc as Executive Director, Finance. He also became Chief Executive of Cable & Wireless Regional. He is currently a Non-Executive Director of Aegis Group plc.

Welcoming Robert to the Board, Jan du Plessis, Chairman of British American Tobacco, said: "I am delighted to welcome Robert to our Board. We will obviously benefit from his financial expertise as well as his extensive international experience."

ENQUIRIES
British American Tobacco Press Office
David Betteridge, Teresa La Thangue or Ann Tradigo
+44 (0) 20 7845 2888

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